Exhibit 12.1

Transmeridian Exploration Incorporated

Ratio of Earnings to Fixed Charges

(in thousands except ratio of earnings to fixed charges)

	Years Ended December 31,
	2005	2004	2003	2002	2001
Earnings (Loss)
Loss before minority interest and provision for income taxes	$(19,829)	$(4,671)	$(5,687)	$(3,271)	$(2,113)
Fixed charges	18,780	6,295	5,431	1,876	248
Amortization of capitalized interest	511	370	196	88	62
Capitalized interest	(2,498)	(4,520)	(4,165)	(1,286)	—

Earnings (loss) as adjusted	$(3,036)	$(2,526)	$(4,225)	$(2,593)	$(1,803)

Fixed Charges
Interest expense	$10,344	$1,400	$772	$338	$189
Capitalized interest	2,498	4,520	4,165	1,286	—
Amortization of debt financing costs	1,115	193	184	126	—
Amortization of debt discount	4,633	—	—	—	—
Portion of rental expense representative of the interest factor	190	182	310	126	59

Total fixed charges	$18,780	$6,295	$5,431	$1,876	$248

Ratio of earnings to fixed charges and preferred stock dividends (a)	—	—	—	—	—

(a)	For the years ended December 31, 2005, 2004, 2003, 2002 and 2001, earnings were inadequate to cover fixed charges by $21.8 million, $8.8 million, $9.7 million, $4.5 million and $2.2 million, respectively.